THOMAS E. BOCCIERI, ESQ.
                               561 SCHAEFER AVENUE
                                ORADELL, NJ 07649
                                TEL: 201-983-2024
                                FAX: 201-265-6069


November 14, 2005

Carmen Moncada-Perry, Examiner
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

         Re: U.S. Precious Metals, Inc. (`33 Act Registration Number 333-127865)

Dear Ms. Moncada-Perry:

On behalf of U.S. Precious Metals, Inc. (the "Company"), on November 7, 2005, we filed on EDGAR Post-Effective Amendment Number 1 to the Company's Form SB-2 Registration Statement ("Post-Effective Amendment Number 1"). HOWEVER, IT WAS INADVERTENTLY "TAGGED" AS A PRE-EFFECTIVE AMENDMENT. Accordingly, to correct this error, simultaneously herewith we are submitting an application to withdraw said filing. Thereafter, we will be re-filing Post-Effective Amendment Number 1 under the correct category.

Please contact the undersigned should you have any questions or comments in connection with this filing.

Thank you for your anticipated prompt attention to this filing.


Very truly yours,

 /s/Thomas E. Boccieri


cc:      Jack Wagenti (via email)
         Peter Toscano (via email)